News for Immediate Release

Electrovaya Receives US$11 Million Battery Order for Materials Handling

Electric Vehicles from a Single End User

Single largest order for MHEV batteries in the Company's history
Received MHEV battery orders totaling more than US$40 million to date in the 2022 calendar year

Toronto, Ontario - July 7, 2022 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced the receipt of a battery purchase order through its OEM sales channel valued at approximately US$11 million. The batteries will be used by a leading Fortune 100 company to power Materials Handling Electric Vehicles ("MHEVs") in four existing distribution centers in the United States. The majority of deliveries under the order will be completed in the Company's fiscal fourth quarter ending September 30, 2022. It is the single largest purchase order for MHEV batteries in Electrovaya's history.

This same Fortune 100 company made two purchase orders earlier in the 2022 calendar year that were previously announced by the Company. Accordingly, the aggregate value of orders made by this customer now exceeds US$16 million this year. It has ordered more Electrovaya MHEV batteries than any other end user.

Since January 1, 2022, Electrovaya has received more than US$40 million in firm assigned MHEV battery orders, not including blanket purchase orders.

"We are delighted to announce our largest single MHEV battery order to date. Our run rate for new orders is increasingly strong," said Dr. Raj DasGupta, CEO of Electrovaya. "Electrovaya's MHEV batteries, based on our proprietary Infinity battery technology, offer superior safety and cycle life and thus provide sophisticated commercial customers with the lowest overall cost of ownership."

"Our strong inventory levels position Electrovaya to make timely deliveries tied to these growing order volumes," added John Gibson, CFO of Electrovaya.

For more information, please contact:

Investor & Media Contact:

Jason Roy

Email: jroy@electrovaya.com

Tel: 905-855-4618

Web: www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering batteries in Q3 and Q4 FY2022 on the present purchase order are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.